LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

07026053

25 July 2007

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 24 July 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 8/20

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION/EDMS/KLSE** on **24/07/2007 06:24:37 PM**

Reference No **LI-070724-92A7B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tan Sin Chun	20.07.2007	1.99	2,000	Negligible
	23.07.2007	1.93	2,000	Negligible
Yap Nyeok Ping	24.07.2007	2.03	3,000	Negligible
Yasmin Weili Tan Binti Abdullah	24.07.2007	2.01	5,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

24 JUL 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

27 July 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 26 July 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 26/07/2007 06:23:39 PM
Reference No LI-070726-91763

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**
* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officers	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Loke Shu Sun	26.07.2007	1.037	12,600	Negligible
Yasmin Weili Tan Binti Abdullah	26.07.2007	1.037	5,000	Negligible

Table 2 - Disposal of Shares

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Kok Wai Hung	20.07.2007	1.98	5,000	Negligible
Tang Foo Chuen	25.07.2007	2.06	3,000	Negligible
Wong Fook Hong	26.07.2007	2.12	20,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

26 JUL 2007

END